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Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Forest Oil Corporation:

We consent to the incorporation by reference in the registration statement on Form S-4 of Forest Oil Corporation, relating to the Exchange Offer for $750,000,000 of 7.25% of Senior Notes due 2019, of our report dated March 13, 2006 with respect to the consolidated balance sheet of Forest Oil Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2005, which report appears in the December 31, 2006 annual report on Form 10-K of Forest Oil Corporation and to the reference of our firm under the heading "Experts" in the prospectus.

KPMG LLP

Denver, Colorado
November 1, 2007

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Consent of Independent Registered Public Accounting Firm